UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

EASTSIDE DISTILLING, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27780 23 02

(CUSIP Number)

Grover T. Wickersham

1001 SE Water Avenue, Suite 390

Portland, OR 97214

(971) 888-4264

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 9, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 2 of 6

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Grover T. Wickersham (“Mr. Wickersham”)

2.	Check the Appropriate Box if a Member of a Group	(a) [_]
	(See Instructions)	(b) [_]

3.	SEC Use Only

4.	Source of Funds (See Instructions):
WC, PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States
USA

	7.	Sole Voting Power
		771,252 (1)(2)

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY	9.	Sole Dispositive Power
EACH		771,252 (1)(2)
REPORTING
PERSON WITH	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
771,252 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 12.1% (3)

14.	Type of Reporting Person (See Instruction)
IN

(See footnotes on following page 4.)

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 3 of 6

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Grover T. Wickersham, P.C. Employees’ Profit Sharing Plan (the “PSP”)
EIN: 77-0117780

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
	(See Instructions)	(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions):
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization: United States
USA

	7.	Sole Voting Power
		298,470 (4)

NUMBER OF	8.	Shared Voting Power
SHARES		0
BENEFICIALLY
OWNED BY	9.	Sole Dispositive Power
EACH		298,470 (4)
REPORTING
PERSON WITH	10.	Shared Dispositive Power
		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
298,470 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.8% (3)(5)

14.	Type of Reporting Person (See Instruction)
EP

(See footnotes on page 4.)

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 4 of 6

(1)	Includes 22,222 common stock purchase warrants and 54,997 options that are exercisable within 60 days of August 9, 2018. In addition, Mr. Wickersham serves as the trustee of the Grover T. Wickersham, P.C. Employees’ Profit Sharing Plan (the “PSP”), the Lindsay Anne Wickersham 1999 Irrevocable Trust (the “Irrevocable Trust”), and an education trust established for the benefit of an unrelated minor child (the “Education Trust”). Mr. Wickersham also is a joint trustee and beneficiary of the Grover T. and Jill Z. Wickersham 2000 Charitable Remainder Trust (the “CRUT”). The PSP owns 238,727 shares of Common Stock and 59,743 Warrants, the Irrevocable Trust owns 95,856 shares of Common Stock and 66,667 warrants, the Education Trust owns 48,021 shares of Common Stock and 8,334 warrants, and the CRUT owns 60,370 shares of Common Stock. Because Mr. Wickersham exercises voting and dispositive power over the securities owned by the PSP, the Irrevocable Trust, the Education Trust and the CRUT, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act. He disclaims beneficial ownership of all of the securities owned by the Irrevocable Trust and the Education Trust and all of the securities owned by the PSP and CRUT, except to the extent of his vested interest in the PSP and the CRUT.

(2)	Includes 134,744 shares of Common Stock issuable upon exercise of warrants out of an aggregate total of 162,587 warrants owned collectively by Mr. Wickersham, the PSP, the CRUT, the Irrevocable Trust and the Education Trust. Certain of the warrants contain a blocker that prohibits the holder from exercising the warrants if such exercise will result in beneficial ownership by the holder and his affiliates of more than 9.99% of the Issuer’s outstanding shares. The terms of the blocker may only be amended by written consent of both the Issuer and the holder. None of Mr. Wickersham, the PSP, the CRUT, the Irrevocable Trust, nor the Education Trust would own 9.99% of the outstanding shares if their respective warrants were exercised. However, because Mr. Wickersham has voting and dispositive control of the securities owned by the PSP, the Irrevocable Trust, the Education Trust and the CRUT, the aggregate ownership of which exceeds 9.99%, his directly-owned 23,843 warrants that are subject to the blocker are not included in his beneficial ownership total. Also includes 54,997 shares issuable upon exercise of options granted to Mr. Wickersham that are currently exercisable or exercisable within 60 days of August 9, 2018.

(3)	Calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Act. Based on 6,191,974 shares of the Issuer’s Common Stock outstanding on August 9, 2018, as provided by the Issuer, plus shares of Common Stock issuable upon exercise of currently exercisable options and warrants and options that will vest within 60 days of August 9, 2018.

(4)	These shares are also included in the shares deemed beneficially owned by Mr. Wickersham, who is the trustee of the PSP and exclusively exercises voting and dispositive control. Includes 59,743 shares issuable upon exercise of outstanding warrants.

(5)	Based on the current number of shares outstanding and the shares owned by the PSP, calculated in accordance with Rule 13d-3(d)(1)(i), the PSP’s securities ownership has fallen below 5% and is no longer required to file Schedule 13D or Schedule 13G. The PSP’s securities will continue to be reported as part of Mr. Wickersham’s indirect holdings as long as he remains trustee of the PSP.

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 5 of 6

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 14, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 18, 2016, Amendment No. 2 to Schedule 13D filed with the Commission on July 27, 2016 (“Amendment No. 2”), Amendment No. 3 to Schedule 13 D filed with the Commission on February 14, 2017, Amendment No. 4 to Schedule 13D filed with the Commission on August 18, 2017 and Amendment No. 5 to Schedule 13D filed on April 6, 2018 (“Amendment No. 5”) by Grover T. Wickersham, an individual and citizen of the United States (“Mr. Wickersham”) and the Grover T. Wickersham, P.C. Employees’ Profit Sharing Plan (the “PSP,” and together with Mr. Wickersham, the “Filing Persons”) with respect to the Common Stock of Eastside Distilling, Inc., a Nevada corporation (the “Issuer”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 6 are collectively referred to as the “Schedule 13D.” This Amendment No. 6 amends Items 3 and 5. Except as set forth herein, all other information in the Schedule 13D, as previously amended, remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to Schedule 13D is hereby amended and supplemented by adding the following paragraph to the end of Item 3:

The increase in the number of shares of Common Stock that gave rise to the requirement to update this Schedule 13D was the exercise of certain outstanding warrants owned by Mr. Wickersham, the PSP, the CRUT and the Irrevocable Trust, respectively. The consideration for the issuance of the shares upon exercise of warrants was as follows: (i) Mr. Wickersham – cash; (ii) the PSP – cash and reduction in outstanding indebtedness owed to the PSP under a promissory note; (iii) the CRUT – reduction in outstanding indebtedness owed to the CRUT under a promissory note; and (iv) the Irrevocable Trust – cash.

Item 5.	Interest in Securities of the Issuer

The filing of this Schedule 13D and any amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Mr. Wickersham, the PSP, the CRUT, the Irrevocable Trust and the Education Trust shall not be considered an admission that Mr. Wickersham is the beneficial owner of any shares in which he does not have a pecuniary interest.

Paragraphs (a) and (c) are hereby amended and supplemented as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of the shares beneficially owned by each of the Filing Persons. The percentages used in this Schedule 13D are calculated based on 6,191,974 shares of the Issuer’s Common Stock outstanding on August 9, 2018, as provided by the Issuer, plus shares of Common Stock issuable upon exercise of currently exercisable options and warrants as applicable to the respective Filing Person.

(c) Neither of the Filing Persons has effected or caused to be effected any transaction involving the Issuer’s Common Stock during the last 60 days other than the following:

Person who Effected			Number of	Price
the Transaction	Transaction	Date	Shares	Per Share	Consideration

Mr. Wickersham	Exercise of Warrants	8/9/18	22,222	$5.40	Cash
PSP(1)	Exercise of Warrants	8/9/18	22,222	5.40	Cash
PSP(1)	Exercise of Warrants	8/9/18	37,975	5.40	Reduction of indebtedness owed by Issuer under promissory note
CRUT(1)	Exercise of Warrants	8/9/18	17,930	5.40	Reduction of indebtedness owed by Issuer under promissory note
Irrevocable Trust(1)	Exercise of Warrants	8/9/18	11,111	5.40	Cash

(1)	Transaction was effected by the named party. Mr. Wickersham may be deemed to be the indirect beneficial owner thereof.

CUSIP NO. 27780 23 02	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 15, 2018

/s/ Grover T. Wickersham
Grover T. Wickersham
Grover T. Wickersham, P.C. Employees Profit Sharing Plan

By:	/s/ Grover T. Wickersham
Trustee